Exhibit 3.3

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

AFFINION GROUP HOLDINGS, INC.

Affinion Group Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby executes and adopts the following Certificate of Amendment to the Certificate of Incorporation of the Corporation pursuant to Sections 242 and 103 of the Delaware General Corporation Law (the “DGCL”) and does hereby certify as follows:

FIRST: The name of the Corporation is “Affinion Group Holdings, Inc.” The Corporation was originally incorporated under the name Affinity Acquisition Holdings, Inc. The date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was July 14, 2005.

SECOND: The first paragraph of Article IV of the Certificate of Incorporation of the Corporation is amended and restated in its entirety to read as follows:

“The total number of shares of all classes of stock which the Corporation shall have authority to issue is 360,000,000, consisting of 350,000,000 shares of Common Stock, par value $0.01 per share (the “Common Stock”), and 10,000,000 shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”). Upon the effectiveness (the “Effective Time”) of the Certificate of Amendment to the Certificate of Incorporation containing this paragraph, every one share of Common Stock issued and outstanding immediately prior to the Effective Time will be, without any action on the part of the holder thereof, automatically reclassified, changed and converted into 2.1 outstanding shares of Common Stock (the “Reclassification”), and the authorized shares of Common Stock of the Corporation shall be as set forth above in this Certificate of Amendment to the Certificate of Incorporation. The Corporation shall not issue any fractional shares of Common Stock following or resulting from the Reclassification. In lieu of such fractional share of Common Stock, the Corporation shall make a cash payment therefor to the holder in an amount equal to the fair market value (as determined in good faith by the board of directors of the Corporation) of such fractional share. As soon as practicable following the Effective Time, each holder of Common Stock may exchange each certificate evidencing the Common Stock with the Corporation for a new certificate evidencing the appropriate number of shares of Common Stock after the Effective Time. Until the time that any certificate evidencing the Common Stock has been exchanged in accordance with the preceding sentence, such certificate shall be deemed, for all purposes, to represent the applicable number of shares of Common Stock after the Effective Time (and the right to receive a cash payment for any remaining fractional share).”

THIRD: The foregoing amendment amends and restates only the first paragraph of Article IV of the present Certificate of Incorporation of the Corporation. This amendment has been duly adopted and approved in accordance with the applicable provisions of Section 228 and 242 of the DGCL.

FOURTH: This Certificate of Amendment shall become effective immediately upon its filing with the Secretary of State of the State of Delaware.

[Signature Page Follows]

IN WITNESS WHEREOF, Affinion Group Holdings, Inc. has caused this Certificate of Amendment to be signed on its behalf on this 21st day of September 2007.

AFFINION GROUP HOLDINGS, INC.

By:	/s/ Todd H. Siegel
Name:	Todd H. Siegel
Title:	Executive Vice President and General Counsel